Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

A series of summary responses to help handle questions that could be raised by customers ntl Business Customer Q & A

Background

  ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider.

  Today, services are not changed. There is no change to products, contracts, prices or terms & conditions.

  However, our customers may call with questions.

  The following Q&A is designed to help answer their questions.

  Unfortunately at this early stage in the process we won’t have all of the answers. However, we intend to keep customers informed by updating information on our website (ntl.com).

Questions and Answers

Q	What have you announced today?

A	ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company. Our objective is to combine the best of both companies into a business that will delight our customers, whether a large multi-national corporation or small business.

Q	Why are you doing this?

A	It will create a business with the scale and resources to fully exploit the unique capabilities of our network. We’ll be better positioned to meet the future needs of customers and more able to compete in the highly competitive markets in which we operate.

Q	What do you mean by ‘better positioned to meet the future needs of customers’?

A	It’ll mean that we will provide new and greatly improved products and services to customers. For instance, the new company will develop next generation IP and telephony services, while maintaining the ongoing improvements to existing products and customer services.

Q	How will this affect me?

A	Today it’s business as usual. There’s no change to your services, contracts or prices. However we’ll be better positioned to meet your future needs.

Q	Will my service be disrupted as a result of this news?

A	No.

Q	Will you be changing my Ts&Cs?

A	No.

Q	Will our contacts change?

A	No.

Q	Surely this means you’ll put your prices up?

A	No. We have no plans for price increases as a result of this transaction.

Q	So are Neptune and Tiger one company now?

A	No. ntl and Telewest have announced a definitive merger agreement under which ntl will acquire Telewest. The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed. This could take up to several months, depending on how we progress through the process.

Q	What’s involved in this regulatory process? What happens next?

A	There are some important regulatory and other steps that have to be satisfied before the deal can be closed. The OFT and OFCOM are aware of the transaction. Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly.

Q	How long will this take?

A	The OFT will review possible implications of the proposed deal and either approve or refer it to the Competition Commission for more detailed review.

So how long the whole process takes depends on the decisions the regulators take at each stage.

Q	Why might they decide to refer it?

A	We believe the deal will be pro-competitive and result in the creation of a stronger competitor and a better deal for consumers. The OFT is a first stage regulator and some mergers are referred to the Competition Commission for a more detailed review. It does not mean that the merger will not be cleared in due course.

Q	Does this mean the two companies will definitely come together, or could something happen to stop it?

A	No it’s not definite – it’s subject to shareholders and regulatory approval. So we have to wait and see, but we think it’s in the best interests of the industry and customers for it to be approved by the regulators.

Q	Will you be introducing new services as a result of this announcement?

A	Today, both companies have a similar product portfolio. At completion we’ll be able to provide more details about our future plans. However it may speed up the development of new services.

Q	Should I move to BT/C&W?

A	No! Let me reassure you there’s no change to your services. We continue to offer outstanding services and save customers money. The reach and performance of our wholly owned network has always enabled us to offer innovative and competitive products with superior quality of service. The additional scope and resource of the combined business will strengthen our offering even more.

Q	How will this agreement benefit me?

A	We will be better positioned to meet the future needs of customers. The new company will provide new and greatly improved services to customers. An immediate benefit will be the greater reach of our combined network, meaning businesses will be able to purchase consistent services and connectivity for satellite offices and homeworkers. The additional resource will also enable us to drive the development of compelling national propositions for businesses, public sector organisations and wholesale customers in the future.

Q	What is the new company name?

A	No further information has been released today.

Q	I’m thinking about signing up to ntl, but I’m not sure it’s wise given today’s news?

A	Let me reassure you. The services and prices are not about to change. The deal, should it go ahead, will be very good news for customers. It’ll stimulate additional investment in new products and services. It’s a great time to join - at the start of a new era.

Q	Where do I find out more information?

A	Throughout the process we’ll be updating our web site : Business customers - www.ntl.com/business Wholesale customers - www.ntlwholesale.com

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.